                                                                   EXHIBIT D-3.2

            SOUTHWESTERN ELECTRIC POWER COMPANY "SWEPCO", CENTRAL AND
            SOUTH WEST CORPORATION "CSW" AND AMERICAN ELECTRIC POWER
                               COMPANY, INC. "AEP"
                                    EX PARTE

                                ORDER NO. U-23327

                       Louisiana Public Service Commission

                             1999 La. PUC LEXIS 141

               July 28, 1999, Decided; September 16, 1999, Ordered

SYLLABUS: [*1] In re: The applicants jointly request a letter of non-opposition to a proposed Business Combination and Merger.

PANEL: C. Dale Sittig, District IV Chairman; Jack "Jay" A. Blossman, Jr., District I Vice Chairman; Don Owen, District V Commissioner; Irma Muse Dixon, District III Commissioner; James M. Field, District II Commissioner

OPINION:

 I. INTRODUCTION

   On May 15, 1998, Central and Southwest Corporation ("CSW"), Southwestern Electric Power Company ("SWEPCO"), and American Electric Power Company, Inc. ("AEP") (collectively, the "Applicants") filed an application with this Commission seeking approval of a merger between Central and Southwest Corporation and American Electric Power Company. The merger is proposed to be accomplished through the exchange of CSW common stock for AEP common stock at a ratio of 0.60 AEP share to one CSW share. Based upon the share price at closing on the last trading day before announcing the merger, the total value of the 127 million shares to be issued by AEP is $6.6 billion. If completed, the combined holding company will be the largest holding company in the United States in terms of total customers, generating capacity, and MW sold, and the fourth largest [*2] in terms of revenues. The Applicants believe that the merger is in the public interest, will provide savings to ratepayers by maintaining and improving efficiencies, and will result in a company with an improved financial position. In response to the filing, the Commission opened Docket No. U-23327, appointed an Administrative Law Judge who established a procedural schedule, and directed its expert consultants and Special Counsel to analyze the proposed combination.

   This merger required the analysis of numerous complex technical and policy issues. Our consideration of proposed mergers is guided by the standards set forth in Commission General Order In Re: Commission Approval Required of Sales, Leases, Mergers, Consolidations, Stock Transfers, and All Other Changes of Ownership or Control of Public Utilities Subject to Commission Jurisdiction (March 18, 1994). This General Order enumerates eighteen standards that must be satisfied before the Commission will approve a merger. The planned asset transfer must also comply with Commission General Order In Re: Commission Approval of Security Issues and Assumptions of Liability (November 13, 1996).

   Often conditions to the merger must [*3] be adopted to satisfy the standards in the Commission's General Orders and to ensure both that the merger is in the public interest and that Louisiana ratepayers are protected from any potential adverse consequences stemming from the merger. Of particular importance in this proceeding are the standards relating to whether the merger is in the public interest; whether the merger provides net benefits to ratepayers and a ratemaking method to ensure that these benefits are actually enjoyed by ratepayers; the ability of the acquiring utility to provide safe and reliable service; the financial condition of the resulting company; whether the transfer adversely affects competition; whether the transfer will improve the quality of management of the resulting public utility; whether the transfer is fair to the affected public utility employees; whether the transfer preserves the Commission's jurisdiction and ability to regulate effectively; and, whether it is necessary to attach conditions to prevent adverse consequences that may result from the merger.

   After careful consideration of these issues, the Commission has determined that it will approve the merger but only subject to certain conditions [*4] required to protect ratepayers. These conditions are designed to (1) capture for ratepayers the actual savings resulting from the merger; (2) protect ratepayers from any adverse effect on rates or quality and reliability of service; and (3) ensure that transactions among the AEP affiliate companies do not result in cost increases to Louisiana customers. The specific conditions are set forth in the appendix to this Order, entitled "Stipulation and Settlement," and are discussed in more detail below. Subject to these conditions, the Commission approves the proposed merger.

   A. The Applicants

   1. American Electric Power Company, Inc.

   AEP is a public utility holding company registered under the Public Utility Holding Company Act of 1935, with utility operating subsidiaries engaged primarily in the generation, transmission, distribution, and sale of electric energy to over 3 million customers in 7 states. AEP also owns non-utility subsidiaries. AEP is a New York corporation with its principal executive offices located in Columbus, Ohio. AEP owns all of the outstanding shares of common stock of seven domestic electric utility operating subsidiaries, Appalachian Power Company, [*5] Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Ohio Power Company, and Wheeling Power Company.

   The AEP operating companies serve nearly three million people in portions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia, and West Virginia. The generation and transmission facilities of AEP's subsidiaries are physically interconnected, and their operations are coordinated as a single integrated electric utility system. The transmission networks are interconnected with extensive distribution facilities in the areas served by AEP's utility operating subsidiaries.

   AEP also owns AEP Service Corporation ("AEPSC"), which primarily provides services to the regulated operating companies, and AEP Generating Company, which sells power and energy at wholesale to certain AEP operating companies and to unaffiliated purchasers. The AEP operating subsidiaries own several coal companies, including Conesville Coal Preparation Co., Southern Ohio Coal Company, Central Ohio Coal Company, Windsor Coal Company, and Cardinal Operating Co. (which is jointly owned with Buckeye Power, Inc.). AEP also owns interests in unregulated enterprises.

   AEP owns 38 power [*6] plants with an aggregate generating capacity of 23,759 MW. This capacity is made up of the following generating sources:

--------------------------------------------------------------------------------
Coal/Lignite   20,670 MW      (87%)
Nuclear         2,138 MW       (9%)
Hydro/Oil         950 MW       (4%)
--------------------------------------------------------------------------------

 AEP owns roughly 22,000 miles of transmission lines and 119,000 miles of distribution lines.

   The retail operations of the AEP operating companies are subject to the jurisdiction of the public service (or utilities) commissions of Indiana, Kentucky, Michigan, Ohio, Tennessee, Virginia, and West Virginia. The Federal Energy Regulatory Commission ("FERC") regulates the wholesale purchases and sales of the operating companies and other AEP subsidiaries as well as the rates and service offerings of AEP's bulk transmission facilities. The Nuclear Regulatory Commission ("NRC") exercises regulatory authority over the operation of the nuclear unit owned by Indiana Michigan Power Company, one of the AEP operating subsidiaries. The AEP System is also subject to regulation by the Security and Exchange Commission ("SEC") under the Public Utility Holding Company Act of 1935.

   2. Central and Southwest Corporation

   CSW is also a registered public utility holding company that owns all of [*7] the common stock of four electric utility operating subsidiaries: SWEPCO, Central Power and Light Company ("CPL"), Public Service Company of Oklahoma ("PSO"), and West Texas Utilities Company ("WTU"). CSW indirectly owns all of the outstanding stock of Seeboard, a regulated regional electricity company in England and Wales. CSW also owns Central and South West Services, Inc. ("CSWS"), which provides administrative and general and other services to the four operating companies. CSW owns a number of other subsidiaries that are engaged in a variety of ventures. The basic structure of CSW parallels that of AEP, although some differences exist in the business functions of the non-operating company subsidiaries.

   The CSW operating companies provide electric service to approximately 1.7 million customers in a widely diversified area covering 152,000 square miles. The CSW operating companies serve portions of the states of Louisiana, Texas, Oklahoma, and Arkansas. A majority of CSW's Texas operations take place within the Electric Reliability Council of Texas ("ERCOT") while the remainder of CSW's operations are within the Southwest Power Pool ("SPP"). On a combined basis, the CSW operating [*8] companies serve approximately 1,470,000 residential customers (sales of 17.9 billion kwh); approximately 214,000 commercial customers (sales of 14.5 billion kwh); over 22,000 industrial customers (sales of 21.0 billion kwh); and, over 14,000 customers in other categories such as municipal service and sales for resale (sales of 1.7 billion kwh). The CSW operating companies own 13,739 MW of installed generating capacity, fired by the following fuel sources:

--------------------------------------------------------------------------------
Coal             5,358 MW   (39%)
Gas and Oil      7,282 MW   (53%)
Nuclear          1,099 MW    (8%)
--------------------------------------------------------------------------------

   As previously mentioned, SWEPCO is one of the CSW operating companies. SWEPCO provides electric service in a 25,000 square mile territory covering the northwest portion of Louisiana, as well as in northwestern Texas and western Arkansas. SWEPCO serves nearly 414,000 customers in these three states, many of whom are located in the cities of Shreveport, Bossier City, Texarkana, Fayatteville, and Longview. SWEPCO provides service to approximately 169,000 customers in Louisiana.

   The retail operations of SWEPCO-Louisiana ("SWEPCO-La.") are subject to the jurisdiction of the Louisiana Public Service Commission. SWEPCO's retail operations are also regulated [*9] by the Public Utility Commission of Texas and the Arkansas Public Service Commission. The retail operations of the other three CSW operating companies are regulated by the public service commissions of Texas and Oklahoma. The FERC regulates the wholesale transactions of SWEPCO and the other CSW operating companies and CSW subsidiaries as well as their bulk transmission rates and services. The NRC exercises jurisdiction over the CSW nuclear operations. The CSW System also is subject to regulation by the SEC under the Public Utility Holding Company Act of 1935.

   B. The Application

   AEP and CSW filed a joint application with this Commission seeking approval of the proposed merger of their two systems. CSW seeks permission to exchange all of the common stock for shares in AEP. If approved, all of CSW's accounts will be transferred to AEP, and the CSW electric utility operating companies will become operating subsidiaries of AEP. AEP and CSW also sought approval of a regulatory plan that contained the following elements:

 1. Merger Savings -- Applicants proposed a 50/50 sharing between shareholders and ratepayers of an estimated amount of non-fuel savings to be realized [*10] through the merger. The amount to be shared would be calculated after all merger costs and costs to achieve the savings were deducted from the savings. Applicants sought to include in SWEPCO-La.'s cost of service the shareholders' portion of the estimated savings. Applicants also sought to capture in cost of service the ratepayers' share of savings by accelerating the depreciation rate of SWEPCO-La.'s distribution plant and accelerating recovery of the unamortized portion of certain debt and regulatory assets.

 2. Fuel Savings -- Applicants proposed to pass all fuel savings to ratepayers through the fuel adjustment clause.

 3. Rate Cap -- SWEPCO-La. offered to cap its rates at current levels through January 1, 2002, subject to certain exceptions designed principally to capture large cost increases.

 4. Merger Costs -- Applicants sought to recover all of the merger and transition costs through deferral and amortization over 5 years.

 5. Off-System Sales -- Applicants sought a sharing between customers and shareholders on a 50/50 basis of all off-system sales margins above recent historical levels.

   Contemplating a June, 1999 closing date for the merger, the Applicants [*11] initially requested a decision from the Commission by the end of April, 1999. However, after the application was filed, the FERC denied the Applicants' request for summary approval of the merger and set the case for full, contested hearings, noting that the proposed merger raised serious concerns regarding the potential adverse effect on competition of the combined companies. [In re:
American Electric Power Co., 85 FERC P 61, 201, pp. 21-22. (Nov. 10, 1998).] As a result, the Applicants filed a revised plan with the FERC, including proposed mitigation, addressing the FERC's market power concerns. The plan calls for the divestiture of certain generation assets that are part of the CSW System. Generation is to be divested in both the ERCOT and SPP areas of CSW. n1 This plan may be revised further by the FERC and could include the divestiture of additional generating assets.

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 n1 In connection with a non-unanimous settlement with the Texas Commission and certain Texas intervenors, CSW has committed to divest additional CP&L generation assets in ERCOT.

 - - - - - - - - - - - - - - - - -END FOOTNOTES- - - - - - - - - - - - - - [*12]

   The proposed plans for asset divestiture, along with the other issues being addressed at the FERC, are complex and have important potential ramifications for Louisiana ratepayers. As a result, the Commission believed it advisable to postpone the targeted decision date to allow these and other issues to be analyzed fully. This brief postponement also provided the parties with an opportunity to negotiate a settlement of the issues in our Docket. The Commission notes further that the proceedings in Texas are still pending, as are proceedings before state public service commissions in some of the AEP jurisdictions.

   C. Necessary Regulatory Approvals

   In addition to the Louisiana Commission, the merger requires approval from at least 8 regulatory agencies and one federal government department: the FERC, the Securities and Exchange Commission ("SEC"), the NRC, the Federal Communications Commission, the Federal Trade Commission, the state public service commissions of Arkansas, Texas, and Oklahoma, as well as the United States Department of Justice. AEP and CSW have made the required filings with each of the regulators and agencies, but final approval has not been obtained from any [*13] regulator other than the Arkansas Public Service Commission. Additionally, the Dockets pending in jurisdictions served by the AEP electric utility operating companies will have to be completed.

   The status of the major proceedings before the federal and state regulatory agencies is discussed below.

   1. Federal Approvals

   a. FERC

   On April 30, 1998, Applicants filed for approval of the merger with the FERC. Applicants contemporaneously requested approval of three related filings: (1) a System Integration Agreement, pursuant to which the combined system will operate on a coordinated basis after the merger; (2) a System Transmission Integration Agreement governing transmission system coordination; and (3) a Transmission Reassignment Tariff providing for the sale and reassignment of unused transmission capacity. Applicants requested approval of the merger and related filings without an evidentiary hearing. Numerous parties intervened in the FERC Dockets, including this Commission. The FERC consolidated the Dockets addressing the merger and related filings.

   The FERC has jurisdiction to determine whether a merger is consistent with the public interest. 16 U.S.C. Section 824b(a) (1994). [*14] To make this determination, the FERC examines the effect of the merger on competition, rates, and regulation. [See Inquiry Concerning the Commission's Merger Policy under the Federal Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68, 595 (1996), FERC Stats. and Regs. P31,044 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. P 33,341 (1997), 79 FERC P 61,321 (1997) ("Merger Policy
Statement)."] In this case, the screening analysis revealed an excessive concentration in the region served by CSW. According to Applicants, this concentration resulted from the need to purchase a 250 MW firm transmission contract path in order to link the AEP and CSW systems. These systems are not otherwise integrated, which is required under PUHCA before holding companies may merge.

   Applicants proposed to mitigate their enhanced market power by dedicating into the market 250 MW of capacity for two, two-year periods. Applicants subsequently revised this proposal to require the divestiture of certain generating units located in Oklahoma on the CSW system. This mitigation plan may be amended further to include additional divestiture.

   On November 10, 1998, the FERC denied Applicants'   [*15]   request to
approve the merger and related filings without an evidentiary hearing. [In re:
American Electric Power Co., 85 FERC P 61, 201 (Nov. 10, 1998).] The FERC found that the proposed merger failed the screening analysis. [65 FERC P 61,201 at p. 21.] The FERC also rejected the Applicants' market power mitigation plan. [Id.] The FERC set these issues for a full evidentiary hearing. The FERC also set for hearing the effect of the merger on retail competition and rates and the need for ratepayer protection provisions. [ Id. at pp. 23-29.] The System Integration Agreement and System Transmission Integration Agreement were also made subject to a full evidentiary hearing. [Id. at p. 32.]

   The issues being addressed by the FERC, particularly those relating to the proposed mitigation plan, may have significant impact on Louisiana customers. As noted previously, Applicants have filed a revised mitigation plan that calls for divestiture of certain generating assets located in the SPP portion of the CSW System. The divestiture of generating units in the SPP portion of the CSW system may diminish the capacity available to satisfy the native load requirements of Louisiana customers [*16] and could cause significant increases in SWEPCO's purchased power costs. Because SWEPCO is projected to experience a capacity shortage by (or before) the 2001 summer cooling season, any generation divesture may have a material adverse impact on SWEPCO's costs and, therefore, the rates charged to Louisiana customers. This is an area of obvious concern to the Commission. The Commission is also concerned that the proposed system agreements not result in cost shifting from AEP to SWEPCO or be otherwise unjust or unreasonable.

   Hearings on the merger approval application and the related Dockets commenced before a FERC administrative law judge on June 29, 1999 and concluded on July 19, 1999. The Louisiana Commission was an active participant in the proceedings and sponsored the testimony of Mr. Steve Baron of J. Kennedy and Associates, Inc. The Commission's testimony responded to proposals made by various intervenors to require CSW immediately to divest in excess of one thousand MW of generation in the CSW-SPP area. This is precisely the type of proposal that would cause SWEPCO to be short of capacity to serve its Louisiana native load customers and, at the very least, raise Louisiana ratepayer [*17] costs. The issues are currently being briefed and by order of the full FERC, the presiding Administrative Law Judge is required to issue his initial decision no later than November, 24, 1999.

   b. SEC

   On April 1, 1998, the SEC approved Applicants' Joint Proxy Statement, which requested authority to solicit proxies for shareholder approval of the proposed merger.

   On October 1, 1998, Applicants filed for SEC approval of the merger. Applicants expect that the SEC will approve the merger thirty to sixty days after the FERC issues its decision. The October 1, 1999 filing also included cost allocation factors for the combined company. The SEC has not yet responded to this filing, and there is no determined date when action is expected.

   Applicants also plan to file a proposed new service company agreement, which includes changes to the allocation methodologies for affiliate transactions. Applicants have agreed to provide this filing to the Commission, which will review the filing and determine whether to intervene and take action before the SEC. The allocation methodologies for affiliate transactions affect the level of costs charged by AEP to the electric utility operating companies, [*18] including SWEPCO. It is the Commission's position that these allocation factors do not determine the ratemaking treatment of the AEPSC or any other affiliate transaction costs. Applicants disagree with this position, although they have agreed that the Commission may disallow such costs if it finds the costs imprudent, unreasonable, or excessive.

   c. NRC

   Applicants filed a request with the Nuclear Regulatory Commission to obtain approval to transfer control of the South Texas Project nuclear facilities to AEP, Central Power & Light Co., which owns a portion of the unit is a subsidiary of CSW. These proceedings are still pending before the NRC, and no definitive date has been set for action.

   d. Other Approvals

   In addition to these regulatory approvals, both AEP and CSW were required to obtain shareholder approval for the merger. On May 28, 1998, CSW shareholders gave their approval. On May 27, 1998, AEP shareholders approved the issuance of the additional shares of AEP stock needed to consummate the merger.

   2. State Commission Approvals

   CSW serves retail customers in Louisiana, Arkansas, Texas, and Oklahoma, and the state public service commission of each of these [*19] states must approve the merger. AEP and CSW have therefore applied to each state commission for merger approval. The Arkansas Public Service Commission has approved the merger, subject to certain conditions. The proceedings in Texas are still pending.

   a. Arkansas

   In a series of orders, the Arkansas Public Service Commission approved the proposed merger, subject to a number of conditions. In its initial order, the Arkansas Commission found "no persuasive evidence that the proposed merger would adversely affect SWEPCO's Arkansas customers or the overall public interest if consummated subject to the express conditions set forth hereinafter." [In the Matter of the Joint Application of American Electric Power Co., Inc., Docket No. 98-172-U, Order No. 5 at p. 7 (Aug. 13, 1998).] However, its approval is conditioned upon satisfactory resolution of the FERC proceedings. The Arkansas Commission remains an active participant in the FERC proceedings involving the Applicants' market power mitigation plan and proposed divestiture of generation assets.

   The Arkansas Commission imposed conditions on the merger concerning quality and reliability of service, cost of capital protection, [*20] stranded cost recovery, Ohio Power issues, notice and filing requirements, and most favored nations protection. It also adopted a regulatory plan governing the treatment of and the manner in which the costs and benefits of the merger would be reflected in SWEPCO's Arkansas retail rates. [In the matter of the Joint Application of American Electric Power Co., Docket No. 98-172-U, Order No. 9 (December 17,
1998).] The regulatory plan provides for a rate cap through 2002, the reflection of merger savings and costs in retail rates over 5 years; the flow through of fuel savings through the fuel adjustment clause; and, a hold harmless provision regarding the effects of any market power mitigation plan approved by the FERC. The Arkansas Commission also required most favored nations protection; notice requirements for certain filings; and, a waiver of any requirement under the Ohio Power decision that the Arkansas Commission lacks authority to determine the reasonableness of non-power affiliate costs for retail ratemaking purposes.

   b. Oklahoma

   The Oklahoma Public Service Commission regulates the retail rates and service of Public Service Company of Oklahoma. In July, 1999, [*21] the Oklahoma Public Service Commission approved the proposed merger. The Order includes conditions similar to those imposed by the Arkansas Commission. The Order has been appealed by one customer group. However, in testimony before the Commission, AEP stated that it was prepared to proceed with the merger regardless of the pendency of the appeal. [07/07/99 Test., R. Munczinski.]

   c. Texas

   The Public Utility Commission of Texas ("PUCT") also regulates the retail operations of SWEPCO as well as those of West Texas Utilities Company and Central Power and Light Company, which are also CSW operating companies. On April 30, 1998, AEP and CSW filed an application with the PUCT requesting approval of the merger. Numerous parties intervened in the proceeding, including customers, competitors, and other regulatory authorities.

   The parties have engaged in settlement negotiations and reached a settlement with the Staff of the Texas PUCT as well as the majority of the parties involved in the PUCT merger proceeding. Applicants filed a non-unanimous "Stipulation and Agreement," reflecting the terms of the proposed settlement. A number of parties objected to this agreement.

   The non-unanimous [*22] Stipulation and Agreement contains provisions similar to those approved by the Arkansas Commission. The agreement also includes additional elements to the regulatory plan and provisions addressing off-system sales margins, affiliate transactions, and other issues. The Applicants have reached agreement with the Staff of the Texas Commission in which they have committed to divest additional generation assets (over and above those they committed to divest in the FERC proceeds) within ERCOT.

   Hearings on the Applicants' petition in Texas were conducted before an administrative law judge appointed by the PUCT. Those hearings were concluded in August, 1999, and the parties are awaiting the ALJ's initial decision.

 II. PROCEDURAL HISTORY BEFORE THIS COMMISSION

   After receiving the merger application, the Commission docketed this matter and assigned the Honorable Valerie Meiners, Chief Administrative Law Judge, as the Presiding Administrative Law Judge. The Commission engaged J. Kennedy and Associates, Inc. and Stone, Pigman, Walther, Wittmann & Hutchinson, L.L.P. to assist the Commission's in-house Economics and Rate Analysis Division and in-house Staff legal counsel in representing [*23] the Commission in this matter. Interventions were filed on behalf of Entergy Gulf States, Inc., Entergy Louisiana, Inc., the Louisiana Energy Users Group ("LEUG"), Koch Refining Company, L.P., the Association of Louisiana Electric Cooperatives, Inc., Dixie Electric Membership Corporation, Beauregard Electric Cooperative, Inc., Claiborne Electric Cooperative, Inc., Valley Electric Cooperative, Inc., and the International Brotherhood of Electrical Workers ("IBEW").

   On July 30, 1998, a status conference was conducted by Judge Meiners. A procedural schedule was established which included deadlines for discovery, the filing of testimony and exhibits, as well as hearing dates.

   The Commission Staff engaged in extensive discovery from the Applicants, including multiple rounds of data requests and depositions of numerous Applicant witnesses who submitted pre-filed testimony. The IBEW also issued data requests to the Applicants. On November 20, 1998, the Commission Staff and IBEW submitted prefiled testimony in response to the direct testimony previously filed by the Applicants. The Applicants propounded discovery to the Staff and deposed the Commission's expert witnesses, Rick Baudino and [*24] Lane Kollen. On January 19, 1999, the Applicants filed rebuttal testimony to respond to the issues raised by the Staff and the IBEW.

   During the course of discovery, the Applicants and the Commission Staff engaged in lengthy negotiations in an attempt to resolve the outstanding issues related to the merger. Ultimately, the Commission Staff and the Applicants reached agreement on a proposal to present to the Commission to resolve the matters in this Docket. A hearing was held before Chief Administrative Law Judge Meiners on July 7, 1999. The Commission Staff offered into evidence the "Proposed Stipulation and Settlement" that had been negotiated between the Applicants and the Staff. Commission Staff witnesses Richard A. Baudino and Lane Kollen offered testimony in support of the Proposed Stipulation and Settlement and were made available for cross-examination by all parties. The Applicants, SWEPCO, CSW, and AEP presented two witnesses, Richard E. Munczinski and David G. Carpenter, who also testified in support of the proposed settlement. Messrs. Munczinski and Carpenter were made available for cross-examination by all parties and were in fact cross-examined by the Commission Staff.

   Counsel [*25] for several of the Intervenors, namely, the Association of Louisiana Electric Cooperatives, the Louisiana Energy Users Group, Dixie Electric Membership Corporation, Beauregard Electric Cooperative, Inc., Claiborne Electric Cooperative, Inc. and Valley Electric Cooperative, Inc., entered appearances at the hearing. However, none of the Intervenors presented evidence or testimony at the hearing. Following the testimony of the

Commission Staff's and Applicants' witnesses, an opportunity was provided for other parties to state objections to the proposed settlement. There were no objections. n2

 - - - - - - - - - - - - - - - - - -FOOTNOTES- - - - - - - - - - - - - - - - - -

 n2 Prior to the hearing, two of the Intervenors, Koch Industries, Inc. and the International Brotherhood of Electrical Workers, had filed into the record statements of no opposition to the proposed merger of AEP and CSW.

 - - - - - - - - - - - - - - - - -END FOOTNOTES- - - - - - - - - - - - - - - - -

   Following the July 7, 1999 hearing, Chief Judge Meiners issued a Report of Proceedings. After outlining the history of the Docket and the participation of the parties at the hearing, the Report stated:

   In light [*26] of the proposed settlement, there are no disputed issues to be considered and addressed by the administrative law judge in the form of a Recommendation. Instead, the administrative law judge herewith submits a copy of the Proposed Stipulation and Settlement, together with a copy of a cover letter from Staff Counsel to all counsel of record, providing an overview of the terms of the Proposed Stipulation and Settlement.

   All parties are advised that the Proposed Stipulation and Settlement will be considered and voted on by the Commissioners at an upcoming monthly Commission meeting.

   Report of Proceedings, Docket No. U-23327 (July 13, 1999) at p. 3).

 III DISCUSSION OF THE ISSUES

   A. Overview

   In recent years, this Commission has considered a number of mergers involving electric utilities, including the Entergy/Gulf States Utilities merger (Order No. U-19904), the BREMCO/SWEPCO merger (Order No. U-20315) and the TECHE/CLECO merger (Order No. U-21128). Our experience with the earliest of these mergers influenced the Commission to adopt its March 18, 1994 General Order codifying the standards that all mergers must meet. In addition, however, the post-merger experience with [*27] these combinations has demonstrated some of the problems mergers may cause.

   Many of the conditions that we impose on this merger are designed to avoid past mistakes in other transactions. The plan for capturing merger-related savings coupled with the conditions we require, as set forth in the Stipulation and Settlement attached hereto as Appendix A, will result in a merger that satisfies the eighteen standards contained in our March 18, 1994 General Order while ensuring that ratepayers will not be harmed, either financially or regarding service quality and reliability, as a result of the merger. In addition, this Commission will retain its jurisdiction and authority over SWEPCO and the transactions in which it engages.

   B. General Order Standards

   Our March 18, 1994 General Order, In re: Commission Approval Required of Sales, Leases, Mergers, Consolidations, Stock Transfers, and All Other Changes of Ownership or Control of Public Utilities Subject to Commission Jurisdiction, sets forth the eighteen factors to be considered by the Commission in analyzing proposed mergers:

 1 Whether the transfer is in the public interest.

 2 Whether the purchaser is ready, willing and [*28] able to continue providing safe, reliable and adequate service to the utility's ratepayers.

 3 Whether the transfer will maintain or improve the financial condition of the resulting public utility.

 4 Whether the proposed transfer will maintain or improve the quality of service to public utility ratepayers.

 5 Whether the transfer will provide net benefits to ratepayers in both the short term and the long term and provide a ratemaking method that will ensure, to the fullest extent possible, that ratepayers will receive the forecasted short and long term benefit.

 6 Whether the transfer will adversely affect competition.

 7 Whether the transfer will maintain or improve the quality of management of the resulting public utility doing business in the State.

 8 Whether the transfer will be fair and reasonable to the affected public utility employees.

 9 Whether the transfer will be fair and reasonable to the majority of all affected public utility shareholders.

 10 Whether the transfer will be beneficial on an overall basis to State and local economies and to the communities in the area served by the public utility.

 11 Whether the transfer will preserve the jurisdiction of the [*29] Commission and the ability of the Commission to regulate and audit effectively the resulting public utility's operations in the State.

 12 Whether conditions are necessary to prevent adverse consequences which may result from the transfer.

 13 The history of compliance or noncompliance of the proposed acquiring entity or principals or affiliates have had with regulatory authorities in this State or other jurisdictions.

 14 Whether the acquiring entity, persons, or corporations have the financial ability to operate the system and maintain or upgrade the quality of the physical system.

 15 Whether any repairs and/or improvements are required and the ability of the acquiring entity to make those repairs and/or improvements.

 16 The ability of the acquiring entity to obtain all necessary health, safety and other permits.

 17 The manner of financing the transfer and any impact that may have on encumbering the assets of the entity and the potential impact on rates.

 18 Whether there are any conditions which should be attached to the proposed acquisition.

   Witnesses Dr. E. Linn Draper, Chairman, President, and CEO of AEP, and Mark
D. Roberson, Vice President Regulatory Affairs [*30] of CSW, presented the Applicants' view regarding how the terms and conditions of the merger satisfy the criteria set forth in our General Order. Commission Staff witness Rick Baudino specifically addressed the criteria set forth in the General Order, and Commission Staff witness Lane Kollen discussed the issue when proposing certain conditions to the proposed merger. Both Mr. Baudino and Mr. Kollen concluded that the proposed combination could satisfy our merger criteria if changes were made to the proposed regulatory plan to ensure that ratepayers enjoy the actual savings produced by the merger and a series of conditions and ratepayer protection mechanisms were attached to the merger. For the reasons more fully explained below, we believe that this merger should be approved, but only subject to the conditions contained in the Stipulation and Settlement. The Applicants have agreed to abide by all of these conditions. [07/07/99 Test., R. Munczinski and D.
Carpenter.]

   C. Terms of the Merger

   This merger presents several unique problems for the Commission. In previous mergers considered by the Commission, there existed a likely prospect of significant ratepayer savings, [*31] making these mergers inherently attractive for ratepayers. Others mergers involved the takeover of a utility with major service problems by a more reliable company. The prospect of a significant upgrade in service quality is also desirable for ratepayers. This merger is somewhat different.

   For the past several years, SWEPCO has been, on average, the lowest cost investor-owned electric utility providing service to retail ratepayers in Louisiana. Additionally, while the Company suffered some significant service quality problems in recent years, SWEPCO has generally been a relatively well-run, low cost provider of utility service. As such, we were concerned that the proposed merger not result in any increase in rates or degradation in service quality or reliability. Finally, the Commission is concerned that the proceedings at the FERC not result either in the absence of sufficient capacity to serve SWEPCO customers or increased costs resulting from the need to purchase power on the open market rather than obtaining it through native generation.

   The need to ensure that rates do not rise and service does not deteriorate is reinforced by the apparent absence of significant merger savings [*32] as estimated by the Applicants. The non-fuel savings for SWEPCO's Louisiana operations are projected by the Applicants to be $50 million, over 10 years. These savings are in nominal dollars. The projected fuel savings over 10 years for SWEPCO-Louisiana are only $2.6 million, once again, in nominal dollars. (For comparison purposes, SWEPCO Louisiana's 1998 non-fuel revenues were $179 million, and fuel revenues for the same year were $96 million.) Because of the relatively modest non-fuel savings, the virtual absence of fuel savings, the planned divestiture of capacity, and the enhanced level of affiliate transactions, the Commission must adopt a variety of merger conditions, affiliate transaction conditions, and ratepayer protection mechanisms ("hold harmless" provisions) to ensure that SWEPCO's Louisiana ratepayers are no worse off as a result of the merger than they would have been had no merger occurred. These conditions and the ratepayer protection mechanisms are described below.

   1 Merger Conditions

   a. The Costs Of The Merger To Be Borne By Shareholders

   The Applicants initially proposed to have ratepayers bear 100% of the costs to accomplish the [*33] merger. (This was to be accomplished through a sharing of merger savings after the costs of the merger and the costs to achieve the savings were netted out of the merger savings). However, we believe that AEP and CSW have agreed to merge, first and foremost, because those two companies believe that the merger is in the best interest of their shareholders. Consequently, the owners of the Company, not their customers, should bear the cost to achieve the merger. As the Staff recommended, the Applicants may not seek recovery of merger-related costs from ratepayers. Even if the FERC permits the costs of the merger to be assigned to the books of operating companies for accounting purposes, SWEPCO commits that it will not seek recovery of those costs from retail ratepayers, whether in traditional rate case proceedings or through any rider or automatic adjustment clause mechanism. The Applicants agreed to this condition. The Applicants shall be allowed to defer merger costs associated with transaction costs and other costs to achieve net of associated savings prior to the operation of the SSM. Ratemaking recovery of the deferred costs will not be permitted other than through SWEPCO's retained [*34] savings computed through the SSM. We find this treatment appropriate, and it will be adopted.

   b. The Costs To Achieve The Projected Merger Savings Should be Borne By Shareholders

   The Applicants proposed that ratepayers bear 100% of the costs to achieve the projected merger savings before sharing any of those savings with customers. The Staff recommended that these costs be treated in the same manner as the costs to achieve the merger, that is, they should be borne by shareholders, and any recovery will be out of the Company's retained savings computed pursuant to the SSM. The Applicants have agreed not to seek recovery of these costs from Louisiana retail ratepayers. This treatment is fair and consistent with our treatment of the costs of the merger and will be adopted.

   c. All Fuel Savings Will Be Flowed Through Directly To SWEPCO's Louisiana Ratepayers

   The Applicants have offered to flow through to Louisiana ratepayers all fuel savings generated by the merger. We agree that 100% of the fuel savings produced by the merger should be enjoyed by SWEPCO customers. This treatment is consistent with the Commission's directives in Order No. U-19904 requiring all fuel [*35] savings resulting from the merger of Entergy, Inc. ("Entergy") and Gulf States Utilities Company ("Gulf States") be flowed through to ratepayers.

   d. Actual Non-Fuel Savings Will Be Flowed Through To SWEPCO's Louisiana Ratepayers

   As previously discussed, the Applicants assert that non-fuel savings will result from cost reductions and other efficiencies associated with the merger. The Applicants offered to provide to Louisiana ratepayers, as merger savings, a predetermined dollar amount for a period of five years regardless of the level of actual savings. This pre-determined amount is obviously an estimate. The offered savings represented approximately one-half of the projected savings calculated after all merger related costs and all costs to achieve the savings were deducted. Stated otherwise, the Applicants proposed to split projected savings, with about 50% of savings benefitting ratepayers and 50% being retained by shareholders. This sharing would take place, however, only after ratepayers paid all merger-related costs and all costs to achieve the merger. If merger-related savings exceeded those projected by the Applicants, shareholders would enjoy 100% [*36] of those excess savings. Moreover, the Company sought to use the ratepayers' portion of the projected savings to fund accelerated depreciation of SWEPCO's distribution plant and the accelerated recovery of certain regulatory assets.

   The Commission has previously addressed the appropriate treatment of merger savings. In the Entergy/Gulf States merger, the Commission required that actual, not projected, savings be refunded to ratepayers. In that case, we adopted a tracking mechanism designed to capture the actual savings resulting from the merger and required the ratepayer portion of those savings to be flowed through directly to consumers.

   We find that the pass through of actual rather than projected savings is both fair and consistent with prior Commission precedent. To accomplish this pass through, the Applicants will implement a mechanism similar to that utilized in the Entergy merger to capture actual savings. The mechanism is known as the Savings Sharing Mechanism ("SSM"). The SSM will track the actual savings generated by the merger as well as any other cost of service reductions generated by productivity improvements implemented by SWEPCO. Fifty percent of all actual savings [*37] will be flowed through directly to Louisiana ratepayers via annual filings by SWEPCO. Unlike the Applicants' proposal, however, savings to be enjoyed by ratepayers will be calculated before any deduction of merger costs or costs to achieve the savings. Additionally, also unlike the Applicants' proposal, the savings will not be offset by any accelerated cost recovery but rather will be credited to ratepayer bills. The Company will be authorized to defer its merger costs, costs to achieve, transaction costs and change in control payments and to utilize its retained share of the SSM savings to amortize these costs. The SSM will be implemented 15 months after the merger is consummated.

   In connection with the operation of the SSM, SWEPCO shall submit to and pay for an audit by the Commission which shall include an examination of affiliate transactions. The cost of the audit shall be reflected in SWEPCO's cost-of-service in the appropriate test year. The audit shall be conducted no less than six months and no more than eighteen months after the merger is consummated.

   e. SWEPCO Ratepayers Shall Benefit From Any Increased Off-System Sales
Margins

   From time to time, CSW engages [*38] in off-system sales when it does not need its full capacity to serve its native load customers. Currently, 100% of the SWEPCO portion of the margins (profit) from the off-systems sales are credited to Louisiana ratepayers through the fuel adjustment clause. AEP also engages in off-system sales on behalf of its operating companies, but on a far more extensive basis. AEP has committed to increase significantly the off-system sales and margins for the former CSW operating companies.

   To provide the Applicants with an incentive to pursue off-system sales (when profitable), while at the same time ensuring that Louisiana ratepayers continue to benefit from such sales, we will adopt to a tiered approach to sharing the benefit of the off-system sales margins. The proposal is as follows: (1) 100% of Louisiana jurisdictional off-system sales margins up to $874,000 shall be credited to customers. This figure is approximately 130% of current off-system sales margins. (2) 85% of off-system sales margins between $874,000 and $1,314,000 shall be flowed through to customers, with the remaining 15% to be retained by shareholders. (3) SWEPCO off-system sales margins above $1,314,000 shall be shared [*39] equally between ratepayers and shareholders. As a result, only if sales margins increase by over 30% of current levels will shareholders receive any benefit, and the 50/50 sharing mechanism is triggered only if off-system sales margins approximately double. Ratepayers thus continue to receive the principal benefit of any off-system sales while the Applicants have a significant incentive to increase margins. The Staff recommends that off-system sales margins shall continue to be flowed back to ratepayers through the fuel adjustment clause.

   f. Any Stranded Costs That SWEPCO Seeks To Recover Must Be On A Stand Alone Basis

   In comments filed in the Commission's Generic Restructuring Docket (Docket No. U-21453), SWEPCO indicated that it could not identify any generation-related stranded costs that would result if the Commission implemented retail competition. However, it is possible that some of the AEP operating companies may have stranded costs in the event of competition. In addition, at least one of SWEPCO's sister CSW operating companies has nuclear exposure and may have stranded costs. To ensure that Louisiana ratepayers are not allocated stranded costs incurred by the [*40] AEP (or other CSW) operating companies, the Staff has proposed, and we will require, that any stranded costs SWEPCO seeks to recover must be on a stand-alone basis and will be limited to ownership and contractual interests of SWEPCO in its own assets and obligations. Applicants have agreed to this requirement and further that they will not seek to recover from Louisiana customers any stranded costs associated with the existing AEP system.

   g. SWEPCO Shall Submit To A Full Cost Of Service Ratemaking Examination By The Commission

   To ensure that the AEP Savings Sharing Mechanism is working properly and that SWEPCO's ratepayers are only bearing their fair share of system costs, the Company agrees that twenty-eight months after the consummation of the merger, it shall submit to the Commission a full cost of service/revenue requirement filing. The Commission will then conduct a full rate examination of SWEPCO to recalibrate rates for the future operation of the Savings Sharing Mechanism.

   2 Affiliate Transaction Conditions

   As previously discussed, post-merger, AEP will own eleven operating company subsidiaries. In addition, AEP is the parent company of numerous unregulated [*41] subsidiaries and is also the parent of American Electric Power Service Company, which provides goods and services to the operating companies. The Applicants have testified that one of the principal methods of obtaining merger savings will be through consolidation and centralization of operations for various functions. As a consequence, post-merger, as compared to today, a higher level of costs will be assigned or allocated to SWEPCO rather than being incurred by SWEPCO itself. The types and magnitude of costs being assigned and allocated will become increasingly difficult to track when SWEPCO is one of eleven regulated operating subsidiaries with numerous other unregulated AEP companies.

   In the Entergy/Gulf States merger, we established, as a condition of the merger, a series of affiliate interest conditions governing the types, levels and appropriate regulatory treatment of costs that could be assigned and allocated to the Entergy operating companies subject to this Commission's jurisdiction. In addition, the conditions guaranteed the Commission full access to relevant data as well as audit rights. The Staff is recommending that a similar set of conditions be adopted in this [*42] case.

   This Commission will adopt a set of affiliate transaction conditions applicable to SWEPCO and the AEP system. The need for these guidelines is even greater today than it was when we approved the Entergy Gulf States merger some 6 years ago. An increasing number of transactions are being billed to operating companies, the number of non-operating company subsidiaries is growing exponentially and these affiliate transactions are increasingly difficult to track. These requirements will help to ensure that costs associated with unregulated activities are not assigned to the regulated customer; that SWEPCO only bears its fair share of the costs of the regulated subsidiaries; and, that the Commission will continue to have access to all documents associated with affiliate transactions, as it would if SWEPCO had procured all of those goods and services on its own. The Applicants have agreed to these conditions, which are outlined below. A full set of the conditions is contained in the Stipulation and Settlement attached hereto.

 . CSW's operating companies, including SWEPCO, will continue to be core businesses for the post-merger AEP. Applicants commit to continue to meet the needs [*43] of its domestic regulated customers, including all appropriate capital requirements.

 . AEP and SWEPCO will provide the Commission access to their books and records and to any records of their subsidiaries and affiliates that reasonably relate to regulatory concerns and that affect SWEPCO's cost of service and/or revenue requirement.

 . AEP will cooperate with audits ordered by the Commission of affiliate transactions between SWEPCO and other AEP affiliates, including timely access to books and records and persons knowledgeable regarding those affiliate transactions.
 . Assets with a net book value in excess of $1 million per transaction, purchased by SWEPCO from an unregulated affiliate, will be included in rate base at the lesser of the cost to the affiliate or its fair market value.

 . For goods and services purchased by SWEPCO from unregulated affiliates, SWEPCO will reflect the lower of cost or fair market value in operating expenses for ratemaking purposes.

 . Assets with a net book value in excess of $1 million per transaction sold by SWEPCO to an unregulated affiliate, will be valued for purposes of Louisiana retail rate base at the greater of the cost to SWEPCO [*44] or the fair market value.

 . For goods and services sold by SWEPCO to unregulated affiliates, for ratemaking purposes, SWEPCO will reflect the higher of the cost or fair market value in operating income.

 . The Company shall comply with all requirements contained in the Commission's March, 1994 General Order (and any superseding General Order) regarding mergers, acquisitions and transfers of ownership and control regarding regulated utilities and their assets.

 . SWEPCO shall notify the Commission in writing at least 90 days in advance of any proposed purchase, sale or transfer of assets with a net book value in excess of $1 million. With this notice, the Company shall identify the assets to be transferred, the proposed transferor and transferee, the value at which the assets will be transferred, the net book value of the assets, and the anticipated affect on Louisiana retail customers.

 . SWEPCO shall have the burden of proof in any subsequent ratemaking proceeding to demonstrate that such purchase, sale or transfer of assets satisfies the requirements of applicable Commission and legal precedent and Commission General Orders, and will not harm ratepayers.

 . The Commission [*45] reserves the right, in accordance with Commission and legal precedent and Commission General Orders, to determine the ratemaking treatment of any gains or losses from the sale or transfer of assets to affiliates.

 . For ratemaking and regulatory reporting purposes, SWEPCO shall reflect the costs assigned or allocated from affiliate service companies on the same basis as if SWEPCO had incurred the costs directly.

 . At least 30 days prior to the filing, and 90 days prior to the proposed effective date of any changes contained in those filings, the Company shall submit to the Commission any changes it proposes to the System Agreement, the System Integration Agreement (or successor agreements) and any other affiliate cost allocation agreements or methodologies that affect the allocation or assignment of costs to SWEPCO. The filing with the Commission shall include a description of the changes, the reason for the changes, and an estimate of the impact, on an annual basis, of such changes on SWEPCO's regulated costs.

 . SWEPCO, or any entity on behalf of SWEPCO, may not make any non-emergency or scheduled maintenance procurement other than from American Electric Power Service Company [*46] in excess of $1 million from a non-regulated affiliate except through a competitive bidding process or as otherwise authorized by the Commission.

 . To the extent that SWEPCO develops or pays for any product or service, all profits from the sale of the product or service shall be shared between SWEPCO and the non-regulated entity responsible for marketing and selling the product or service.

 . Because of a decision of the United States Court of Appeals for the District of Columbia Circuit, Ohio Power Co. v. FERC, 954 F.2d 779 (D.C. Cir.) cert. denied, 498 U.S. 73 (1992), an issue has arisen as to whether authority of the Securities and Exchange Commission impairs the ability of state public service commissions to examine and determine the prudence, reasonableness and necessity of non-power affiliate transaction costs of public utilities subject to the state commissions' jurisdiction. A second issue is whether state public service commissions can challenge Securities and

Exchange Commission-approved cost allocations. As to the first issue, the Applicants have agreed not to assert that the authority of the SEC impairs the ability of the Louisiana Commission to examine and determine [*47] the prudence, reasonableness and necessity of non-power affiliate transaction costs of SWEPCO. Regarding the second issue concerning cost allocations, the parties have simply agreed to disagree and litigate that issue if and when it arises.

   3 Hold Harmless/Ratepayer Protection Mechanisms

   In addition to the specific provisions described above, and because of the possibility that significant savings may not materialize as a result of the merger, we will adopt several provisions that are in the nature of "hold harmless" or ratepayer protection mechanisms. Fundamentally, these are designed to ensure that ratepayers will not be worse off after the merger than they would have been had CSW not been acquired by AEP. The specific hold harmless conditions that we require, which have already been agreed to by the Applicants are as follows:

   a. SWEPCO's Rates Shall Be Capped For 5 Years After The Merger

   SWEPCO shall function under a base rate ceiling, set at the level of current rates, for a period of 5 years after the merger closes. This ceiling will protect ratepayers from base rate increases resulting from the merger or other causes. The level of the proposed cap is the [*48] level of current rates. This is a rate cap and not a rate freeze. Rates can be reduced below current levels, but they cannot rise. The rate cap is subject to certain limited force majeure type provisions described in the Stipulation and Settlement (Appendix A).

   b. SWEPCO's Fuel Charges Shall Not Rise As A Result Of The Merger

   As with base rates, it is important to ensure that SWEPCO's fuel charges are no higher after the merger than they would have been absent the merger. This is particularly important because as we previously discussed, SWEPCO is projecting only $2.5 million in merger-related fuel savings, over 10 years, in nominal dollars for its Louisiana jurisdictional operations. This indicates that fuel savings may not materialize and that fuel costs may increase as a result of the merger. Absent some action by the Commission, these increased fuel costs would be flowed through to ratepayers via the fuel adjustment clause.

   To protect SWEPCO customers, we will require that ratepayers be held harmless from any increases in fuel costs resulting from the merger for a period of 10 years. This 10-year commitment captures the effective period of the Shared Savings [*49] Mechanism and is similar to the 10-year fuel protection mechanism we required in the Entergy/Gulf States merger. To ensure that fuel costs do not increase as a result of the merger, the Applicants have agreed to continue in place the current CSW System Operating Agreement and to make only economic exchanges of power between the AEP and CSW systems (that is, power will be exchanged only when the exchange will lower fuel or purchased power costs for the entire system). The Applicants have agreed to provide detailed data and calculations to verify compliance with the hold harmless commitment for fuel costs.

   c. Cost Of Capital Protection Mechanism

   In many respects, the cost of capital of a regulated operating subsidiary is determined (and viewed by the financial community) by the risk of the parent company. It is possible that AEP's risk would be greater than either CSW or SWEPCO as a stand-alone company. Any increased risk could translate into a higher cost of capital (or lower debt rating) for SWEPCO. The Commission seeks to ensure that the merger would not adversely affect SWEPCO's cost of capital, thereby causing higher rates to Louisiana customers. The Applicants are [*50] in agreement and have committed that the cost of capital as reflected in SWEPCO's rates shall not be adversely affected as a result of AEP's acquisition of CSW. We adopt that proposition and will require that subsequent to the completion of the merger, the cost of capital for SWEPCO will be set commensurate with the risk of SWEPCO, and the determination of the cost of capital will be based on the risk attendant to the regulated operations of SWEPCO and not to AEP's total operations.

   d. SWEPCO's Ratepayers Shall Be Held Harmless From Any Increases Resulting From The Applicants Mitigation Plan

   In connection with the application filed with the FERC seeking approval of the merger, the Applicants proposed (and subsequently amended) a mitigation plan to allay any market power concerns that might result from the merger. Under the current mitigation plan, a portion of a Public Service Company of Oklahoma coal-fired generating unit will be sold to third parties, along with the divestiture of additional CSW generating assets located within ERCOT. The sale of PSO generating capacity could cause SWEPCO's fuel and/or purchased power costs to increase. Therefore, we will require, and the [*51] Applicants have agreed to, a commitment that Louisiana ratepayers shall be held harmless from any net cost increases resulting from the Applicants' mitigation plan, measured on a calendar year basis. The specific formula for this hold harmless requirement will be developed after the final mitigation plan is ordered by the FERC. The Commission Staff and the Applicants are directed to work together to develop the hold harmless formula.

   4 Additional Conditions

   a. Commission Approval Of The Merger Will Not Be Final Until FERC Action Is Reviewed And Approved

   If the Commission accepts the Staff's recommendation to approve the AEP/CSW merger subject to the conditions outlined in this letter, that approval will occur prior to the time that the proceedings are complete at the FERC. It is possible that the FERC may include certain conditions (particularly by way of mitigation) that would be unacceptable to the Louisiana Public Service Commission. For that reason, the Louisiana Commission's approval shall not become final until after we have had an opportunity to review any action by the Federal Energy Regulatory Commission and determined that such action will not be harmful [*52] to Louisiana ratepayers.

   b. The Louisiana Commission Has Most Favored Nations Status

   Consistent with the Entergy/Gulf States merger, the Commission will require a most favored nations provision as a condition to the merger. Thus, if any other regulator is able to negotiate an overall "better deal" for its ratepayers, Louisiana consumers will get the benefit of that better deal. The most favored nations clause is as follows:

 Applicants and the merged Company commit and agree that upon issuance of any final and non-appealable order from the FERC, SEC, or any state or federal commission addressing the merger, through stipulation or otherwise, providing any benefits to ratepayers of any jurisdiction or imposing any conditions on Applicants or the merged Company that would benefit the ratepayers of any jurisdiction, such benefits and conditions will be extended to Louisiana retail customers to the extent necessary to achieve equivalent net benefits and conditions to Louisiana retail customers, provided the proposed merger is ultimately consummated.

 IV CONCLUSION

   Upon the unanimous vote of the Commission taken at its July 28, 1998 Open Session,

   IT IS HEREBY [*53] DETERMINED AND ORDERED that the merger between AEP and CSW is in the public interest and complies with all of the provisions of the Commission's General Orders regarding transfers of ownership and control, subject to the conditions set forth in the Stipulation and Settlement attached as Appendix A to this Order, which are incorporated herein by reference, and subject to the Commission's approval of the capacity mitigation plan and the development of an appropriate methodology to hold SWEPCO's ratepayers harmless from any increased costs relating to the mitigation plan.

 This Order will be effective upon its issuance.

 BY ORDER OF THE COMMISSION

   BATON ROUGE, LOUISIANA

   September 16, 1999

   DISTRICT IV
 CHAIRMAN C. DALE SITTIG

   DISTRICT I
 VICE CHAIRMAN JACK "JAY" A. BLOSSMAN, JR.

   DISTRICT V
 COMMISSIONER DON OWEN

   DISTRICT III
 COMMISSIONER IRMA MUSE DIXON

   DISTRICT II
 COMMISSIONER JAMES M. FIELD

   APPENDIX -A

   PROPOSED STIPULATION AND SETTLEMENT

   MERGER CONDITIONS/REGULATORY PLAN

 1. SWEPCO shall function under a base rate ceiling set at the level of current rates for a period of 5 years after the merger closes. This base rate ceiling is not applicable solely [*54] under the following conditions:

 a. Changes in statutory federal income tax provisions that result in more than a $16,000,000 net impact on the earnings (income) of SWEPCO;

 b. A catastrophic "act of God" that has an extreme and long-term impact on the earnings and operations of SWEPCO-La.;

 c. An increase in the Consumer Price Index - Urban of 10% or more for 2 consecutive years;

 d. Applicants may file a request with the Commission for changes to the base rates of SWEPCO-La. upon the mandated restructuring or unbundling of electric utility services;

 e. This condition does not preclude the implementation of a surcharge authorized by statute, Commission decision or as a result of any remand to the Commission from a court proceeding.

 f. If the purchased power costs incurred by SWEPCO-La. to serve its native load customers during or after the 2001 summer cooling season would, absent this ceiling, cause SWEPCO-La. to seek an increase in its base rates, then the Company may seek relief from this rate ceiling. The Commission's analysis of such a request shall include consideration of all offsets to the requested rate increase, whether such offsets are in the form of lower revenue [*55] requirements or cost of capital needs, and these offsets may be used to reduce the need for rate relief.

 2. SWEPCO shall implement a nonfuel savings sharing mechanism ("SSM") that assures ratepayers will receive timely rate reduction benefits from merger-related cost reductions. See attached, Exhibit A.

 3. In connection with the operation of the SSM, SWEPCO shall submit to and pay for an audit by the Commission which shall include an examination of affiliate transactions. The cost of the audit shall be reflected in SWEPCO's cost of service in the appropriate test year. The audit shall be conducted no less than 6 months and no more than 18 months after the merger is consummated.

 4. The Applicants shall be allowed to defer merger costs associated with transaction costs and other costs to achieve net of associated savings prior to the operation of the SSM. Ratemaking recovery of the deferred costs will not be allowed other than through SWEPCO's retained savings computed through the SSM.

 5. SWEPCO shall flow through all Louisiana jurisdictional fuel savings from the combined operation of the AEP/CSW systems.

 6. SWEPCO ratepayers shall be held harmless from any increases [*56] in fuel costs that result from the merger for a period of 10 years. To ensure that fuel and purchase power costs shall not increase as a result of the merger, the

Applicants commit that the current CSW System Operating Agreement shall be continued by the Applicants, subject to the right to seek FERC-approved modification and subject to the provisions of paragraph 12 of the Affiliate Transaction Conditions. The West Zone (CSW) shall be economically dispatched, and the Applicant's proposed System Integration Agreement shall operate to allow for economic exchanges between the East and West Zones to lower fuel and purchased power costs for the West Zone. Applicants agree that they will not dispatch their system in a manner that will cause increased fuel costs to SWEPCO retail ratepayers as a result of the merger.

 This provision shall function in connection with the hold harmless provision related to any mitigation sale as described in Paragraph 9 of the Merger Conditions/Regulatory Plan of this Stipulation and Settlement. If AEP changes its System Integration Agreement, the notice provisions contained in Paragraph 12 of the Affiliate Transaction Conditions of this Stipulation and Settlement [*57] shall apply.

 To allow the Commission to monitor the fuel costs of SWEPCO-La. to ensure that ratepayers do not pay higher fuel costs as a result of the merger and/or any mitigation measures undertaken by the Applicants, the Applicants agree that for a period of 10 years following consummation of the merger, SWEPCO shall file yearly fuel and purchase power cost reports with the Commission. These reports shall provide the following information:

 a. Calendar year fuel and purchase power cost for SWEPCO and SWEPCO-La.

 b. A detailed explanation (including detailed workpapers) of how the annual fuel and purchase power costs were derived.

 c. A detailed explanation with supporting calculations showing how the Applicants incorporated the two hold-harmless merger conditions relating to any mitigation sale. The hold-harmless conditions include (1) the effect of any call-back provision; and (2) the effect on fuel and purchased power costs from any change in system dispatch from the operation of the mitigation sale.

 d. The annual savings attributable to power interchanges with the East Zone, including detailed workpapers supporting the savings calculation. If fuel and purchase power [*58] costs increased due to power interchanges with the East Zone, this calculation shall be shown along with detailed supporting workpapers.

 e. A sworn statement, consistent with current Commission requirements, with a supporting explanation, by a qualified representative of AEP stating that the fuel and purchase power costs of SWEPCO-La. did not increase as a result of the merger during the calendar year being reported.

 7. SWEPCO shall continue to flow through the Louisiana jurisdictional portion of off-system sales margins to ratepayers in accordance with the following terms and conditions:

 a. 100% of Louisiana-jurisdictional off-system sales margins up to $874,000 shall be credited to customers. 85% of off-system sales margins between $874,000 and $1,314,000 shall be flowed through to customers, with the remaining 15% to be retained by shareholders. The off-system sales margins of SWEPCO-La. above $1,314,000 shall be shared equally between ratepayers and shareholders. These dollar figures shall apply on a calendar-year basis and shall include margins associated with mitigation sales.

 b. All off-system sales margins to be credited to the ratepayers of SWEPCO-La. under [*59] this subsection shall be made in the form of credits to the fuel adjustment clause of SWEPCO-La.

 c. AEP shall report annually to the Commission the capital and operating costs allocable or assigned (directly or indirectly) to SWEPCO-La. of the AEP energy trading organization or operations, based upon the most recent composite allocation factor calculated. This report shall include, without limitation, the total AEP operating and capital costs for the energy trading organization and operations, allocation factors, and all supporting documentation and workpapers. To the extent that the Applicants deem any of this information to be confidential and/or proprietary, they shall so mark the information and those documents shall be treated as such in accordance with the Commission's General Orders, and Rules of Practice and Procedure. The Commission reserves the right to disallow for ratemaking purposes the costs associated with AEP's energy trading function, if the Commission finds these costs excessive in relation to the benefit received by ratepayers.

 8. The Applicants commit and agree that the cost of capital as reflected in SWEPCO's rates shall not be adversely affected as a result [*60] of AEP's acquisition of CSW. The Applicants also agree that subsequent to the completion of the merger, the cost of capital for SWEPCO should be set commensurate with the risk of SWEPCO and should not be affected by the merger. Applicants agree that they will not oppose, in either a regulatory proceeding or an appeal of a decision by the LPSC, the application of the principle that the determination of the cost of capital can be based on the risk attendant to the regulated operations of SWEPCO.

 9. SWEPCO's Louisiana ratepayers shall be held harmless from any net cost increases resulting from the Applicants' mitigation plan (as approved or ordered by the FERC) as measured on a calendar year basis.

 10. SWEPCO and AEP shall commit to maintaining and improving service quality in the Louisiana jurisdiction in accordance with the Commission's April 30, 1998 General Order In re: Ensuring Reliable Electric Service Quality and as required by the Commission in the Service Quality Improvement Program resulting from the Commission's previously established investigation into SWEPCO's service quality.

 11. SWEPCO and the merged company commit and agree that any stranded cost that SWEPCO [*61] may seek to recover will be on a stand-alone basis, and will be limited to ownership and contractual interests of SWEPCO in its respective assets and obligations. The Applicants and merged company agree not to seek or recover any stranded costs associated with the existing AEP system from Louisiana customers. The Commission will not propose the allocation of any stranded costs associated with the CSW system to customers of the existing AEP operating companies.

 12. Applicants agree not to assert in proceedings before the LPSC or in appeals of LPSC orders, that the authority of the SEC, as interpreted in Ohio Power Co.
v. FERC, 954 F.2d 779 (D.C. Cir. 1992) cert. denied, 498 U.S. 73 (1992) impairs the ability of the LPSC to examine and determine the prudence, reasonableness and necessity of non-power affiliate transaction costs of SWEPCO. The parties agree that this Agreement does not include a waiver of any arguments that Applicants may have with respect to the reasonableness of SEC approved cost allocations, as opposed to the reasonableness of the costs themselves.

 13. Commission merger approval shall be final, unless the Commission rules, within 45 days of the receipt [*62] by the Commission of an order of the FERC approving the merger, that Commission approval of the merger is rescinded, modified or will be reconsidered. If the Commission does not have a B&E meeting within 45 days of receipt of the FERC order approving the merger, then the 45 day time period will begin to run on the day following the first B&E meeting after the Commission receives the FERC's merger order. The applicable time periods for seeking rehearing and/or review of the Commission order will begin to run upon the earlier of the expiration of the 45 day time period or the issuance of a final Commission order.

 14. The Applicants and the merged company commit and agree that upon issuance of any final and non-appealable order from the FERC, SEC, or any state or federal commission addressing the merger, through stipulation or otherwise, providing any benefits to ratepayers of any jurisdiction or imposing any conditions on Applicants or the merged Company that would benefit the ratepayers of any jurisdiction, such net benefits and conditions will be extended to Louisiana retail customers to the extent necessary to achieve equivalent net benefits and conditions to Louisiana retail customers, [*63] provided the proposed merger is ultimately consummated.

   AFFILIATE TRANSACTION CONDITIONS

 CONFIDENTIAL DATA: When the following obligations require the Company to produce competitively sensitive information, upon request of the Company, that information shall be maintained as confidential in accordance with the Commission's Rules of Practice and Procedure and applicable General Orders.

 1. CSW's domestic electric companies, including SWEPCO, will be core businesses for AEP. The Applicants commit, as part of their obligation to serve, to continue to meet the needs of SWEPCO's domestic regulated customers, including capital requirements, as long as SWEPCO is provided an opportunity to earn a fair return on its regulated investment in assets to provide service to customers, in accordance with regulatory precedent and applicable law.

 2. AEP and SWEPCO will provide the Louisiana Commission access to their books and records, and to any records of their subsidiaries and affiliates that reasonably relate to regulatory concerns and that affect SWEPCO's cost of service and/or revenue requirement.

 3. AEP will cooperate with audits ordered by the Louisiana Commission of [*64] affiliate transactions between SWEPCO and other AEP affiliates, including timely access to books and records and to persons knowledgeable regarding affiliate transactions, and will authorize and utilize its best efforts to obtain cooperation from its external auditor to make available the audit workpapers covering areas that affect the costs and pricing of affiliate transactions.

 4. a. Assets with a net book value in excess of $1 million per transaction, purchased by or transferred to the regulated electric utility (SWEPCO) from an unregulated affiliate either directly or indirectly (through another affiliate), must be valued for purposes of the Louisiana retail rate base (but not necessarily for book accounting purposes) at the lesser of the cost to the originating entity and the affiliated group (CSW or AEP) or the fair market value, unless otherwise authorized by applicable Commission rules, Orders, or other Commission requirements.

 b. Assets with a net book value in excess of $1 million per transaction, sold by or transferred from the regulated electric utility (SWEPCO) to an unregulated affiliate either directly or indirectly (through another affiliate), with the exception [*65] of accounts receivable sold by SWEPCO to CSW Credit, must be valued for purposes of the Louisiana retail rate base (but not necessarily for book accounting purposes) at the greater of the cost to SWEPCO or the fair market value, unless otherwise authorized by applicable Commission rules, Orders, or other Commission requirements.

 5. The Company shall comply with all requirements contained in the Commission's March, 1994 General Order (and any superseding General Order) regarding mergers, acquisitions and transfers of ownership and control regarding regulated utilities and their assets.

 6. The Company shall notify the Commission in writing at least 90 days in advance of a proposed purchase, sale or transfer of assets with a net book value in excess of $1 million if such proposed purchase, sale or transfer is expected at least 90 days before the anticipated effective date of the transaction. With the notice, the Company shall provide such information as may be necessary to enable the Commission Staff to review the proposed transaction, including, without limitation, the identity of the asset to be transferred, the proposed transferor and transferee, the value at which the asset [*66] will be transferred, the net book value of the asset, and the anticipated effect on Louisiana retail customers. When such a transaction requires approval of a federal agency, under no circumstances shall such notification be less than 60 days in advance or such longer advance period as the applicable federal agency may from time to time prescribe. If not provided with the initial notice, the Company will provide the Commission with a copy of its federal filing at the same time it is submitted to the federal agency.

 7. Consistent with applicable Commission and legal precedents and Commission General Orders, the Company shall have the burden of proof in any subsequent ratemaking proceeding to demonstrate that such purchase, sale or transfer of assets satisfies the requirements of applicable Commission and legal precedent and Commission General Orders, and will not harm retail ratepayers.

 8. The Commission reserves the right, in accordance with Commission and legal precedents and Commission General Orders, to determine the ratemaking treatment of any gains or losses from the sale or transfer of assets to affiliates.

 9. For goods and services, including lease costs, sold by SWEPCO [*67] to unregulated affiliates either directly or indirectly (through another affiliate), SWEPCO agrees that it will reflect the higher of cost or fair market value in operating income (or as an offset to operating expenses) for ratemaking purposes, unless otherwise authorized by applicable Commission rules, Orders, or other Commission requirements (e.g., Commission-approved tariffed rates).

 10. With the exception of transactions between SWEPCO and CSW Credit, Inc. and AEPSC, for goods and services, including lease costs, purchased by SWEPCO from unregulated affiliates either directly or indirectly (through another affiliate), SWEPCO agrees that it will reflect the lower of cost or fair market value in operating expenses for ratemaking purposes, unless otherwise authorized by applicable Commission rules, Orders, or other Commission requirements.

 11. For ratemaking and regulatory reporting purposes, SWEPCO shall reflect the costs assigned or allocated from affiliate service companies on the same basis as if SWEPCO had incurred the costs directly. This condition shall not apply to book accounting for affiliate transactions.

 12. The Company shall submit in writing to the Commission [*68] any changes it proposes to the System Agreement, the System Integration Agreement and any other affiliate cost allocation agreements or methodologies that affect the allocation or assignment of costs to SWEPCO. The written submission to the Commission shall include a description of the changes, the reasons for such changes, and an estimate of the impact, on an annual basis, of such changes on SWEPCO's regulated costs. To the extent any such changes are filed with the SEC or FERC, the Company agrees to utilize its best efforts to notify the Commission at least 30 days prior to those filings, and at least 90 days prior to the proposed effective date of those changes or as early as reasonably practicable, to allow the Commission a timely opportunity to respond to such filings. If the documents to be filed with the SEC or the FERC are not finalized 30 days prior to the filing, the information required above may be provided by letter to the Commission with a copy of the SEC or FERC filing to be provided as soon as it is prepared. The filing by the Company of this information with the Commission shall not constitute acceptance of the proposed changes, the allocation or assignment methodologies, [*69] or the quantifications for ratemaking purposes.

 13. SWEPCO or AEPSC on behalf of SWEPCO may not make any non-emergency procurement in excess of $1 million per transaction from an unregulated affiliate other than from AEPSC except through a competitive bidding process or as otherwise authorized by this Commission. Transactions involving the Company and CSW Credit, Inc. (or its successor) for the financing of accounts receivables are exempt from this condition. Records of all such affiliate transactions must be maintained until the Company's next comprehensive retail rate review. In addition, at the time of the next comprehensive rate review, all such affiliate transactions that were not competitively bid shall be separately identified for the Commission by the Company. This identification shall include all transactions between the Company and AEPSC in which AEPSC acquired the goods or services from another unregulated affiliate.

 14. If an unregulated business markets a product or service that was developed by SWEPCO or paid for by SWEPCO directly or through an affiliate, and the product or service is actually used by SWEPCO, all profits on the sale of such product or service (based [*70] on Louisiana retail jurisdiction) shall be split evenly between SWEPCO, which was responsible for or shared the cost of developing the product, and the unregulated business responsible for marketing the product or service to third parties, after deducting all incremental costs associated with making such product or service available for sale, including the direct cost of marketing such product or service. However, in the event that such a product or service developed by SWEPCO to be used in its utility business is not actually so used, and subsequently is marketed by the unregulated business to third parties, SWEPCO shall be entitled to recover all of its costs to develop such product or service before any such net profits derived from its marketing shall be so divided. If SWEPCO jointly develops such product or service and shares the development with other entities, then the profits to be so divided shall be SWEPCO's pro rata share of such net profits based on SWEPCO's contribution to the development costs.

 15. Subject to the provisions of Paragraph 6 of the Merger Conditions (fuel hold harmless), SWEPCO shall continue to purchase, treat, and allocate its fuel costs consistently [*71] with the Commission General Order dated November 6, 1997, In re: Development of Standards Governing the Treatment and Allocation of Fuel Costs by Electric Utility Companies, including any future amendments to this Order.

 16. In the event of the implementation of electric generation open access for Commission-jurisdictional electric utilities, any rules, regulations or orders of general applicability adopted by the Commission regarding generation assets in an open access environment will apply to the company and, to the extent inconsistent with provisions of this Order, will govern. No later than six months prior to the mandated open access date, the company shall file with the Commission any proposed modifications to this Order to address any such inconsistencies.

 17. If retail access for SWEPCO-La. is mandated by the Commission, or through action by the Federal Energy Regulatory Commission or federal legislation, then SWEPCO-La. shall have the right to petition the Commission for modifications to the terms of this settlement, including the affiliate transaction conditions, that are made necessary by the mandating of retail access and its likely impact on the retail rates [*72] at SWEPCO-La. Any such petition must establish the necessity of the proposed modifications and provide appropriate protections to ensure that the benefits of this merger are preserved for SWEPCO-La. regulated customers, including merger savings and the hold harmless provisions set forth herein. The Commission will act upon the petition in accordance with its normal rules and procedures. This paragraph is not intended to limit SWEPCO's right to petition the Commission in the event that electric utility unbundling or retail access is ordered by a state commission regulating SWEPCO's retail rates, provided that SWEPCO must comply with the requirements set forth above in any such petition.

   SAVINGS SHARING MECHANISM (SSM)

 The savings in nonfuel operation and maintenance (O&M) expense resulting from the merger between CSW and AEP will be quantified in accordance with a formula based methodology, the SSM, and shared equally between customers and shareholders. The Louisiana retail jurisdictional share of nonfuel O&M savings quantified in accordance with the SSM will be flowed through to customers through an annual surcredit effective initially and for the period beginning on the [*73] first day of the fifteenth month after the consummation of the merger. The nonfuel savings quantification through the SSM and the surcredit will be updated for current information on each twelve month anniversary for a total of eight filings. The surcredit in effect after the eighth filing will remain in effect unless and until the Commission issues an order in a base rate proceeding. The annual surcredit will be computed and applied as a uniform percentage of base revenues.

 After the base rate cap expires, the Company will be allowed to file a claim for a base rate revenue deficiency as an offset to the SSM savings surcredit, which will be subject to an expedited six month review by the Commission. However, the surcredit may only be reduced prospectively after the Commission determines and approves a revenue requirement offset. After the Company's base rate cap expires, but only through the effective dates of the Company's last required SSM filing, or in a base rate proceeding initiated by this Commission after the effective date of the merger, the Company may include its retained savings, computed pursuant to the SSM, as a cost of service expense in its revenue requirement filed [*74] in conjunction with a comprehensive base rate proceeding. The Company may not include its retained share of savings, computed pursuant to the SSM, as a cost of service item in any revenue requirement filing to offset the SSM. In any base revenue requirement filing through the effective date of the Company's last required SSM filing, the Company will exclude the test year amount of the SSM surcredit from its per books and pro forma revenues.

 I. Merger Costs To Achieve, Transaction Costs, And Change In Control Payments.

 The Company is authorized to defer its merger costs to achieve, transaction costs, and change in control payments as these terms have been defined in the testimony of the Applicants' witnesses in this proceeding. The Commission will allow the Company to retain its share of the SSM savings in order to amortize its deferred costs.

 During the first fourteen months following the consummation of the merger, the Company will retain 100% of the merger savings and may utilize these savings to reduce the deferrals of its merger costs. Commencing in the fifteenth month following the consummation of the merger, the Company will retain 50% of the merger savings, computed [*75] pursuant to the SSM, and may utilize these savings or any portion of these savings to reduce the deferrals of its merger costs.

 II. Savings Sharing Mechanism Formula.

 The SSM surcredit and the Company's retained share of merger savings will be computed in accordance with the SSM formula. The SSM formula compares the Company's future year normalized O&M expense (FYNE) to the 1998 base year normalized O&M expense (BYNE) escalated for inflation and reduced for productivity improvements. The 1998 base year normalized O&M expense, prior to the inflation and productivity adjustments, is based upon the actual pre-merger level of the Company's nonfuel O&M expense adjusted to reflect certain ratemaking adjustments, to remove operating lease costs, and to remove certain nonrecurring expenses (specifically identifiable and in excess of $1 million during the twelve-month period), including all merger costs. The derivation of the 1998 base year normalized O&M expense is detailed on Attachment A.

 For each year subsequent to 1998, the base year normalized O&M will be escalated by an inflation factor reflecting the annual increase in the Consumer Price Index - Urban (CPI-U) less a [*76] 1.1% annual productivity adjustment. For each subsequent year, the CYCPI-U will be for the month representing the mid-point of the twelve month future year period as published on the Consumer Price Indexes home page (http://stats.bls.gov/cpihome.htm).

 The future year normalized O&M expense will be based upon the actual post merger level of the Company's nonfuel O&M expenses adjusted to reflect certain ratemaking adjustments, to remove operating lease costs, and to remove certain nonrecurring expenses (specifically identifiable and in excess of $1 million during the twelve-month period), including all merger related costs and amortizations, in a manner similar to that of the base year normalized O&M. The formula for the future year normalized O&M is detailed on Attachment B.

 Merger savings will be computed as the difference between the future year normalized O&M and the base year normalized O&M, adjusted for inflation and productivity improvements as previously described. The merger savings then will be allocated to the Louisiana retail jurisdiction (LJA).

 The merger savings for the Louisiana retail jurisdiction under the SSM will be computed in accordance with the following [*77] formula, consistent with the preceding description.

 Merger Savings = (FYNE - BYNE) * LJA where:

 FYNE = Future Year Normalized O&M, Computed According to Attachment B

 BYNE = Base Year Normalized O&M, Computed According to Attachment A, escalated for inflation and reduced for productivity improvement in accordance with the following formula:

 BYNE = 1998 BYNE O&M * (CYCPI-U/BYCPI-U) - ((1 + .011)n - 1)

 where:

 CYCPI-U = Current Year CPI-U (as of the month representing the mid-point of 12-month future year period)

 BYCPI-U = 1998 Base Year CPI-U (as of June 1998)

 n = number of years (stated as a decimal to reflect partial years) computed as mid-point of current year less the mid-point of 1998

 LJA = Louisiana retail jurisdiction allocation percentage based upon the most recent calendar year cost of service

 Savings computed pursuant to the SSM formula beginning with the fifteenth month after the effective date of the merger will be allocated 50% to customers through the SSM surcredit mechanism and retained 50% by the Company.

 Attachment C provides an example of the calculation of the SSM and the allocation of savings to customers through the surcredit and the savings [*78] retained by the Company.

 III. Timing of SSM Surcredit Reductions to Customers and Commission Review.

 The first twelve month (year) period for the computation of SSM savings will begin on the first day of the first calendar month after the consummation of the merger. Subsequent periods for the computation of SSM savings will follow the same twelve month cycle as the first period. SWEPCO will make the first SSM filing within the Merger Docket U-23327 and pursuant to the Merger Order in Docket U-23327 within 60 days after the completion of the first twelve month period (within fourteen months of the consummation of the merger). The first surcredit rate reductions will commence on the first day of the fifteenth month following the consummation of the merger, subject to the Commission's subsequent review and approval. Likewise, the subsequent surcredit rate reductions will commence on the twelve month anniversaries of the first surcredit rate reductions, subject to the Commission's subsequent review and approval. To implement the surcredit rate reductions, the Company's annual filings will include a tariff that will go into effect with no further action by the Commission, subject [*79] to the Commission's subsequent review and approval. Copies of the SSM filings will be provided to the Commission and, if directed, its consultants and Special Counsel for review, analysis, and recommendations to the Commission. In the event that the Commission ultimately determines that a larger surcredit rate reduction than the one filed by the Company is required, that additional reduction shall be effective as of the date the original filing became effective. The Company shall make such additional refunds or credit customer bills to reflect this effective date.

 In conjunction with the second SSM filing, but within 120 days of the end of the second SSM period, the Company also will file detailed financial information typically utilized in a revenue requirement filing, including a jurisdictional cost of service study. The filing of this detailed financial information also will be within the Merger Docket U-23327 and pursuant to the Merger Order in Docket U-23327. The detailed financial information will be for the most recent twelve months ending concurrent with the second SSM savings period. The detailed financial information will be provided in the format specified in Attachment [*80] D. However, the Company and other parties agree that the schedules filed pursuant to this provision will not be determinative for ratemaking purposes. Copies of the detailed financial information will be provided to the Commission's consultants and Special Counsel for review, analysis, and recommendations to the Commission. The Company agrees to cooperate with the Commission's Staff and/or its consultants and Special Counsel and to provide timely, accurate, and comprehensive responses to discovery.

   Attachment A
--------------------------------------------------------------------------------

                      BASE YEAR NORMALIZED (BYNE)
                   OPERATION AND MAINTENANCE EXPENSE
                   SWEPCO SAVINGS SHARING MECHANISM
                                 (000)

                                                           Twelve Months
                                                               Ended
                                                         December 31, 1998
I. Total Actual 1998 Non-Fuel O&M Expense
  (Excluding Account Nos. 501, 518, 536, 547 and 555)         $ 191,833
II. Less:
  A. Transmission Fees (Account 565)                            (7,292)
  B. Merger Costs (Costs to Achieve,
   Transaction Costs, Separation Payments)                            0
  C. Costs of Early Retirement or
   Other Cost Reductions                                              0
  D. Operating Lease Expense ***                                (1,770)
III. Other: Add/(Subtract)
  A. SFAS 106 Expense
   in Excess of Cash Pay-As-You-Go                                (194)
  B. Other Non-Recurring Adjustments                           (13,870)
IV. Total Base Year Normalized                                $ 168,707

--------------------------------------------------------------------------------

[*81]

 - - - - - - - - - - - - - - - - - -FOOTNOTES- - - - - - - - - - - - - - - - - -

 *** FERC Accounts 507, 525, 540, 550, 567, 589, and 931.

 - - - - - - - - - - - - - - - - -END FOOTNOTES- - - - - - - - - - - - - - - - -

                     FUTURE YEAR NORMALIZED (FYNE)
                    OPERATION & MAINTENANCE EXPENSE
                   SWEPCO SAVINGS SHARING MECHANISM
                                 (000)

   Attachment B
--------------------------------------------------------------------------------

                                                                   Twelve Months
                                                                       Ended
                                                                     MM, DD, YY
I. Total Actual Future Year Non-Fuel O&M Expense
  (Excluding Account Nos. 501, 518, 536, 546 and 555)                 $II. Less:
  A. Transmission Fees (Account 565)
  B. Merger Costs (Costs to Achieve, Transaction Costs,
   Separation Payments) and Amortizations
C. Costs of Early Retirement or
   Other Cost Reductions
  D. Operating Lease Expense ****
III. Other: (Add/(Subtract)
  A. SFAS No. 106 Expense in Excess of Cash Pay-As-You-Go
  B. Other Non-Recurring Adjustments
IV. Total Future Year Normalized                                      $

--------------------------------------------------------------------------------



 - - - - - - - - - - - - - - - - - -FOOTNOTES- - - - - - - - - - - - - - - - - -

 * FERC Accounts 501, 525, 540, 550, 567, 589, and 931

 - - - - - - - - - - - - - - - - -END FOOTNOTES- - - - - - - - - - - - - - - - -

   Attachment C
--------------------------------------------------------------------------------

  ILLUSTRATION OF OPERATION OF SWEPCO MERGER SAVINGS SHARING MECHANISM

                                    Year 1      Year 2      Year 3      Year 4
Description
Base Year O&M Expenses             $ 100,000   $ 100,000   $ 100,000   $ 100,000
Future Year CPI-U                    103,000     106,090     109,273     112,551
Base Year CPI-U                      100,000     100,000     100,000     100,000
Future Year CPI-U/Base Year CPI-       1.030       1.061       1.093       1.126
U
Productivity Factor Offset            -0.011      -0.022      -0.033      -0.045
SSM Base Year Escalation Factor        1.019       1.039       1.059       1.081
Base Year Normalized Expense,      $ 101,900   $ 103,878   $ 105,938   $ 108,078
Esc & Prod Offset
Future Year Normalized Expenses    $ 101,000   $ 102,010   $ 103,080   $ 104,060
Total Company Savings (FYNE-         ($ 900)   ($ 1,868)   ($ 2,906)   ($ 4,017)
BYNE)
Louisiana Jurisdictional Factor       40.00%      40.00%      40.00%      40.00%
Louisiana Jurisdictional Merger      ($ 360)     ($ 747)   ($ 1,162)   ($ 1,607)
Savings
Customers Allocation of Savings      ($ 180)     ($ 374)     ($ 581)     ($ 803)
(pound sterling)50%

NOTE: Years in the column headings refers to the twelve month imple-
mentation periods commencing on the first day of the fifteenth month following consummation of the merger.
--------------------------------------------------------------------------------

[*82]
--------------------------------------------------------------------------------

  ILLUSTRATION OF OPERATION OF SWEPCO MERGER SAVINGS SHARING MECHANISM

                                    Year 5      Year 6      Year 7      Year 8
Description
Base Year O&M Expenses             $ 100,000   $ 100,000   $ 100,000   $ 100,000
Future Year CPI-U                    115,927     119,405     122,987     126,677
Base Year CPI-U                      100,000     100,000     100,000     100,000
Future Year CPI-U/Base Year CPI-       1.159       1.194       1.230       1.267
U
Productivity Factor Offset            -0.056      -0.068      -0.080      -0.091
SSM Base Year Escalation Factor        1.103       1.126       1.150       1.175
                                                           $ 115,029
Base Year Normalized Expense,      $ 110,305   $ 112,621   $ 117,531
Esc & Prod Offset
Future Year Normalized Expenses    $ 105,101   $ 106,152   $ 107,214   $ 108,286
Total Company Savings (FYNE-       ($ 5,204)   ($ 6,469)   ($ 7,815)   ($ 9,245)
BYNE)
Louisiana Jurisdictional Factor       40.00%      40.00%      40.00%      40.00%
Louisiana Jurisdictional Merger    ($ 2,082)   ($ 2,588)   ($ 3,126)   ($ 3,698)
Savings
Customers Allocation of Savings    ($ 1,041)   ($ 1,294)   ($ 1,563)   ($ 1,849)
(pound sterling)50%

NOTE: Years in the column headings refers to the twelve month imple-mentation periods commencing on the first day of the fifteenth month following consummation of the merger.
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